NUI CORPORATION
                        SAVINGS AND INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 1994



                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549




                                 FORM 11-K


     (Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


     For the year ended December 31, 1996
                                    OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



     For the transition period from________________to______________





     Commission file number 1-8353



                NUI CORPORATION SAVINGS AND INVESTMENT PLAN



                              NUI Corporation
                             550 Route 202-206
                               P.O. Box 760
                    Bedminster, New Jersey  07921-0760


                                   NUI CORPORATION
                             SAVINGS AND INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS
                        FOR THE YEAR ENDED DECEMBER 31, 1994


                                NUI CORPORATION



                          SAVINGS AND INVESTMENT PLAN


             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995

                                 TOGETHER WITH

                                AUDITORS' REPORT




                                   NUI CORPORATION
                             SAVINGS AND INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS
                        FOR THE YEAR ENDED DECEMBER 31, 1994



                                NUI CORPORATION

                          SAVINGS AND INVESTMENT PLAN

                         INDEX TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995





                                                                     Page


     Report of Independent Public Accountants


     Financial Statements:

            Statement of Net Assets Available for Benefits             1

            Statement of Changes in Net Assets Available for Benefits  2

            Notes to Financial Statements                              4-8


     Supplemental Schedules:

            I  - Item 27a-Schedule of Assets Held for Investment
                    Purposes at December 31, 1996                      9

            II - Item 27d-Schedule of Reportable Transactions for the
                   Year Ended December 31, 1996                        10



     All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.


                                   NUI CORPORATION
                             SAVINGS AND INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS
                        FOR THE YEAR ENDED DECEMBER 31, 1994


                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


     To the Administrative Committee of the
     NUI Corporation Savings and Investment Plan:

     We have audited the accompanying statement of net assets available for benefits of the NUI Corporation Savings and Investment Plan ("Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


     June 26, 1997                                 ARTHUR ANDERSEN LLP
     New York, New York


                                   NUI CORPORATION
                             SAVINGS AND INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS
                        FOR THE YEAR ENDED DECEMBER 31, 1994


                                NUI CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        As of December 31, 1996 and 1995

                                                     1996          1995

ASSETS
Investments at market value
     Barclays Global Investors
         Insured Money Market Fund                $             $    2,670
                                                       4,492
         Income Accumulation Fund                  6,883,704     6,532,935
         Asset Allocation Fund                     4,629,093     4,162,780
         Growth Stock Fund                         3,230,576     2,578,921
         S&P 500 Stock Fund                        3,464,290     2,371,301
         KCS Stock Fund                            7,939,343     3,705,347
         NUI Stock Fund                           16,862,837    11,415,474
         LifePath 2000 - Masterworks                  19,475             -
         LifePath 2010 - Masterworks                  22,018             -
         LifePath 2020 - Masterworks                  48,165             -
         LifePath 2030 - Masterworks                  20,161             -
         LifePath 2030 - Masterworks                  20,113             -
         Templeton Foreign Fund                       87,354             -
     Loans to Participants                           935,507       839,389
                                                  ----------    ----------
Net Assets Available for Benefits                $44,167,138   $31,608,817
                                                  ==========    ==========



             The accompanying notes to financial statements are an
                        integral part of this statement.


                                               NUI CORPORATION
                                         SAVINGS AND INVESTMENT PLAN
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     For the Year Ended December 31, 1996


                                                Insured    Income         Asset
                                                 Money    Accumulation    Allocation   Growth
                                                 Market     Fund          Fund         Stock Fund
                                    Total         Fund




   Additions to Net Assets
   Attributable to:
    Investment Income:
          Net Appreciation
          in Market Value of
          Investments          $9,973,601      $     -    $        -     $ 64,606      $ 243,902
          Interest                454,949          277       374,580            -              -
          Mutual Fund Income      571,568            -             -      411,987         44,524
   Contributions:
          Participants'         1,837,366            -       247,092      217,647        254,882
          Employer's, Net         566,864            -             -            -              -
          Rollovers               369,726            -         4,969       10,103        158,906
                                ---------      -------      --------      -------        -------
        Total Additions        13,774,074          277       626,641      703,343        702,214
                               ----------      -------      --------      -------        -------
 Deductions from Net Assets
    Attributable to:
      Benefits Paid to
       Participants            (1,198,752)       (468)      (533,186)    (127,136)       (74,417)
       Expenses                   (16,999)     (3,455)        (3,155)      (1,986)        (1,909)
                               ----------     -------       --------      -------        -------
        Total Deductions       (1,215,748)     (3,923)      (536,341)    (129,122)       (76,326)
                               ----------     -------       --------      -------        -------
   Interfund Transfers                 --       5,469        260,469     (108,908)        25,766
                               ----------     -------       --------      -------        -------
   Net Increase                12,558,322       1,823        350,769      466,313        651,654

   Net Assets Available for
    Benefits at
      Beginning of the Year    31,608,817       2,670      6,532,935    4,162,780      2,578,921
                               ----------     -------       --------    ---------      ---------
   Net Assets Available
   for Benefits at
      End of the Year         $44,167,138      $4,492    $6,883,704    $4,629,093     $3,230,576
                              ===========      ======     =========     =========      =========



                                   S&P 500         KCS Stock        NUI Stock       Lifepath 2000
                                   Stock Fund      Fund             Fund            Fund


   Additions to Net Assets
   Attributible to:
       Investment Income:
          Net Appreciation in
          Market Value of
          Investments            $  486,819      $ 4,942,095      $ 4,230,463       $      277

          Interest                       --               --               --               --

          Mutual Fund               110,987               --               --              198
          Income

       Contributions:
          Participants'             221,282               --          892,318               --
          Employer's Net                 --               --          566,864               --
          Rollovers                 185,840               --            9,908               --
                                  ---------       ----------       ----------       ----------
            Total                 1,004,928        4,942,095        5,699,552              475
          Additions               ---------       ----------       ----------       ----------

   Deductions from Net Assets
    Attributable to:
       Benefits paid to
       participants               (109,251)          (86,153)        (251,320)              --
       Expenses                     (1,823)             (457)          (4,232)              --
                                  --------        ----------       ----------       ----------
       Total Deductions           (111,074)          (86,581)        (255,553)              --
                                  --------        ----------       ----------       ----------
   Interfund Tranfer:              199,136          (621,519)           3,363           19,000
                                  --------        ----------       ----------       ----------
   Net Increase                  1,092,990         4,233,995        5,447,362           19,475

   Net Assets Available
   for Benefits at
      Beginning of the Year      2,371,301         3,705,347       11,415,474               --
                                 ---------       -----------      -----------       ----------
  Net Assets Available
   for Benefits at
      End of the Year           $3,464,290       $ 7,939,343     $ 16,862,837      $    19,475
                                 =========        ==========       ==========       ==========


             The accompanying notes to financial statements are an
                        integral part of this statement



                                NUI CORPORATION
                          SAVINGS AND INVESTMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      For the Year Ended December 31, 1996



                                     LifePath    LifePath    LifePath    LifePath   Templeton     Loans to
                                     2010 Fund   2020 Fund   2030 Fund   2040 Fund  Foreign Fund  Participants


   Additions to Net Assets
    Attributable to:
      Investment Income:
          Net Appreciation/
         (Depreciation)
          in Market Value of
             Investments           $    551    $ 1,421     $   911      $ 1,042     $  1,513       $       -
          Interest                        -          -           -            -            -          80,092
          Mutual Fund Income            173        313         155           72        3,159               -
      Contributions:
          Participants'                 294        580           -            -        3,271               -
          Employer's, Net                 -          -           -            -            -               -
          Rollovers                       -          -           -            -            -               -
                                    -------     ------      ------       ------       ------         -------
      Total Additions                 1,018      2,314       1,066        1,114        7,944          80,092
                                    -------     ------      ------       ------       ------         -------
   Deductions from Net Assets
   Attributable to:
      Benefits Paid to
      Participants                       -          -           -             -            -         (16,821)
      Expenses                           -          -           -             -           (7)              -
                                   -------     ------      ------        -------     -------         -------
      Total Deductions                   -          -           -             -           (7)        (16,821)
                                   -------     ------      ------        -------     -------         -------
   Interfund Transfers              21,000     45,853      19,096        19,000       79,427          32,847
                                   -------     ------      ------        -------     -------         -------
   Net Increase                     22,018     48,185      20,161        20,113       87,364          96,118

   Net Assets Available for
   Benefits at
      Beginning of the Year             -           -           -             -            -         839,389
                                  -------      ------      ------        -------      ------         -------
   Net Assets Available for
   Benefits at
      End of the Year             $22,018     $48,165     $20,161       $20,113      $87,364        $935,507
                                  =======      ======      ======        =======      ======         =======




             The accompanying notes to financial statements are an
                        integral part of this statement


                                NUI CORPORATION
                          SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEAR ENDED DECEMBER 31, 1996 and 1995



     1.  Summary Description of the Plan

     The NUI Corporation Savings and Investment Plan (the Plan) is a defined contribution plan covering eligible employees of NUI
     Corporation and its subsidiaries (the Company). The Plan, as amended, conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description. See Note 5 for a discussion of Plan amendments.

     The Plan allows eligible employees who participate to make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participants investing in the NUI Stock Fund are matched by the Company at 50% of their "basic" contributions. "Basic" contributions invested in all other funds are matched by the Company at 40%. The matching percentage cannot be less than 25%. Participants may make additional contributions of up to 10% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the
     Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

     Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Income Accumulation Fund, Asset Allocation Fund, Growth Stock Fund, S&P 500 Stock Fund, the LifePath Funds, Templeton Foreign Fund, and the NUI Stock Fund, as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with five or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of a participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. Forfeitures during the year ended December 31, 1996 were $11,685.

     Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan up to a maximum of $50,000. The interest rate is the prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year. If a participant's employment is terminated for any reason, the remaining unpaid loan balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to a participant's account based upon the participant's investment election for new contributions.



          Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan. Upon termination, all employees would become 100% vested and benefits would be distributed to participants.

          In 1988, certain NUI subsidiaries participating in the Plan were spun off to shareholders as KCS Energy, Inc. (KCS). For each share of NUI common stock outstanding, one share of KCS common stock was issued. KCS participants held approximately 15.9% of Plan assets as of June 1, 1988, the effective date of the spin-off. As a result of the spin-off, KCS participants, through the KCS Stock Fund, can maintain their balances in the Plan as of the date of spin-off; however, they cannot make further contributions to the Plan and may withdraw their balances in accordance with the withdrawal provisions of the Plan.


     2.  Significant Accounting Policies

          The financial statements have been prepared on the accrual basis of accounting.

          The Plan's investments in each Investment Fund are maintained in shares/units and are reflected in the accompanying Statement of Net
     Assets Available for Benefits at market value. The market value of the Insured Money Market and loans to participants is based on cost which approximates market value. The market value of the Income Accumulation Fund is determined in good faith and in the best judgment of the investment officers of BZW Barclays Global Investors, N.A. (Barclays) in accordance with accepted practices, applicable law and regulations, and procedures formulated by Barclays. The market value of the Asset Allocation, Growth Stock, LifePath Funds, Templeton
     Foreign Fund, and S&P 500 Stock Funds is based on the Funds' published quotation. The market value of the KCS and NUI Stock Funds is based on published market quotations of the Funds' underlying assets.
     Purchases and sales of assets are reflected on a trade-date basis.
     The value of a share/unit is determined daily by dividing the value of each Investment Fund by its total number of outstanding shares/units.



          The  following  is  a  summary  of  the  share/unit  values   and
     shares/units outstanding as of December 31, 1996 and 1995:

                                     1996                     1995
                            Share/Unit  Shares/Units  Share/Unit  Shares/Units
                             Value       Outstanding    Value     Outstanding


  Income Accumulation Fund   $13.14       523,850       $12.42       525,972
  LifePath 2000              $10.85         1,795       $    -             -
  LifePath 2010              $12.14         1,814       $    -             -
  LifePath 2020              $12.95         3,719       $    -             -
  LifePath 2030              $13.62         1,480       $    -             -
  LifePath 2040              $14.48         1,389       $    -             -
  Templeton Foreign Fund     $10.36         8,443       $    -             -
  Asset Allocation Fund      $11.92       388,347       $11.75       354,279
  Growth Stock Fund          $15.32       210,873       $13.86       186,069
  S&P 500 Stock Fund         $15.91       217,743       $13.44       176,436
  KCS Stock Fund             $13.43       591,165       $ 6.65       655,814
  NUI Stock Fund            $ 10.18     1,656,467       $ 7.56     1,509,983

          In accordance with generally accepted accounting principles, distributions are recorded when paid. There were no distributions payable to participants at December 31, 1996 and 1995.

          Recordkeeping, Investment Fund Election Changes and Loan fees are paid by the participants from their accounts. Investment Management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.

          Plan assets are invested in various mutual funds, any of which could from time-to-time utilize financial derivatives. Generally accepted accounting principles require the investment managers of such funds to list in their financial statements the amount and purpose of such derivatives. Upon request, participants can be provided with copies of the funds' financial statements directly from Barclays and should refer to these for information on this issue. Derivative securities are not used for speculative purposes. When derivatives are used, it is simply to manage a fund into a market-neutral position, to attempt to match the return of a stated benchmark.

     3.   Investment Funds

          Wells Fargo is the Trustee, Recordkeeper and Custodian of the Plan. Effective January 1, 1996, BZW Barclays Global Investors, N.A. acquired Wells Fargo and assumed these duties. The Plan consists of twelve separate funds (Investment Funds) as follows:

          Income Accumulation Fund - This fund seeks to provide a stable return while preserving value by investing in U.S. government and agency securities, and other short-term fixed-income securities.

          Asset Allocation Fund - This fund seeks to achieve a high level of long-term total return at reasonable risk by shifting investments among three asset classes: common stocks, U.S. Treasury long-term bonds and money market instruments.

          Growth Stock Fund - This fund seeks to provide investors an above-average rate of return by investing primarily in small and medium-sized companies whose growth rates in earnings and revenues are expected to be above average.

          S&P 500 Fund - This fund seeks to achieve a long-term total rate of return approximating the total rate of return of the stocks comprising the S&P 500 index.

          KCS Stock Fund - This fund is no longer designated as available for investment by participants. Existing investments and earnings thereon may continue to be invested in the KCS Stock Fund until withdrawn or transferred to another fund in the Plan.

          NUI Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

          Effective August 1, 1996, the Board of Directors amended the Plan by adding the following two investment funds.

          Templeton Foreign Fund - This is an international equity fund that seeks long-term capital growth. Principal investments are in stocks and debt obligations of companies and governments outside the United States.

          LifePath Funds - These are asset allocation funds that change their investment mix based on the expected risk and return of the different asset classes in which they invest. LifePath represents a family of five funds with each fund name containing a target date; the nearer the target date the more conservatively the fund invests. The objective of each fund is to maximize return while maintaining a level of risk appropriate to its target date.

          The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. The balance in this Fund of $4,492 represents Plan forfeitures which were unallocated to participant accounts as of December 31, 1996.

          Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.


     4.   Federal Income Taxes

          The Internal Revenue Service issued a determination letter, dated July 22, 1995, which stated that the Plan, as designed, met the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation.

          Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction.
     Participants are taxed currently on the amount of their after-tax contributions.

     5.   Plan Amendments

          Effective June 1, 1995, the Plan was amended to include the non-union employees of the Company's City Gas Company of Florida division and eliminate the twelve month period for eligibility to participate in the Plan.

          Pursuant to resolutions of the Board of Directors, the Company matching percentages changed from 50% bonus and 40% basic, to 60% and 50%, respectively, effective January 1, 1997; and, all assets and liabilities attributable to account balances in the Pennsylvania & Southern Gas Company Employees Savings Plan shall be merged with the
     NUI Corporate Savings & Investment Plan, effective January 1, 1997.


     EIN #22-1869941                                          Schedule I
     PLAN #002
                                     NUI CORPORATION
                               SAVINGS AND INVESTMENT PLAN
                              ITEM 27a - SCHEDULE OF ASSETS
                              HELD FOR INVESTMENT PURPOSES
                                  AT DECEMBER 31, 1996


                        Description                                   Current
 Identity of Issue      of Investment     Shares/Units      Cost      Value

 Barclays Global        Insured Money
 Investors*              Market Fund             --       $4,492       $4,492

                        Income
                        Accumulation        523,850   $6,883,704    $6,883,704
                        Fund

                        Asset Allocation    388,347   $4,128,758    $4,629,093
                        Fund

                        Growth Stock        210,873   $2,727,958    $3,230,576
                        Fund

                        S & P 500 Stock     217,743   $2,589,432    $3,464,290
                        Fund

                        KCS Stock Fund      591,165   $5,890,574    $7,939,343

                        NUI Stock Fund    1.656,467  $15,132,426   $16,862,837

                        LifePath 2000-        1,795      $19,199       $19,475
                        Masterworks

                        LifePath 2010-        1,814      $21,466       $22,018
                        Masterworks

                        LifePath 2020-        3,719      $46,744       $48,165
                        Masterworks

                        LifePath 2030-        1,480      $19,250       $20,161
                        Masterworks

                        LifePath 2040-        1,389      $19,071       $20,113
                        Masterworks

                        Templeton             8,433      $85,851       $87,364
                        Foreign Fund

  Participant           Loans, at
  Loans                 Interest
                        Rates Ranging
                        from
                        7.0% to 10.0%            --     $935,507      $935,507




     *Represents a party in interest for the year ended December 31, 1996.



             The accompanying notes to financial statements are an
                        integral part of this schedule.



     EIN #22-1869941
     PLAN #002


                                                 NUI CORPORATION
                                           SAVINGS AND INVESTMENT PLAN
                                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                       FOR THE YEAR ENDED DECEMBER 31, 1995




 Identity   Description  No. of     Purchase   No. of  Selling   Cost of
 of Party   of Asset     Purchases  Price      Sales   Price     Asset


 Series of transactions with Barclays Global Investors, involving securities that, in the aggregate, exceed 5% of the plan assets as of the beginning of the year:

 Barclays
 Global
 Investors*

          Income
          Accumulation     91     $1,533,913     78     $1,557,724   $1,557,724
          Fund

          Asset          105     $1,204,531     59       $802,824   $  692,539
          Allocation
          Fund

          NUI Stock       96     $1,748,564     90       $531,664   $  596,557
          Fund



                                     Current Value of
                                     Asset on
         Description                 Transaction            Net Gain
         of Asset                    Date                   or (Loss)

        Income
        Accumulation                $1,557,724              $        -
        Fund

       Asset
       Allocation                  $  802,824               $  110,285
       Fund

      NUI Stock Fund               $  531,664               $  (64,893)

 *Represents a party in interest for the year ended December 31, 1996







             The accompanying notes to financial statements are an
                        integral part of this schedule.


                                NUI Corporation
                          Savings and Investment Plan
                   Share/Unit values Share/Units Outstanding
                            as of December 31, 1996


     The following is a summary of the share/unit values and shares/units outstanding as of December 31, 1996


                                     Share/Unit             Shares/Units
                                        Value                Outstanding



          Income Accumulation Fund       $13.14                  523,850
          Asset Allocation Fund          $11.92                  388,347
          Growth Stock Fund              $15.32                  210,873
          S&P 500 Stock Fund             $15.91                  217,743
          KCS Stock Fund                 $13.43                  591,165
          NUI Stock Fund                 $10.18                1,656,467
          LifePath 2000 - Masterworks    $10.85                    1,795
          LifePath 2010 - Masterworks    $12.14                    1,814
          LifePath 2020 - Masterworks    $12.95                    3,719
          LifePath 2030 - Masterworks    $13.62                    1,480
          LifePath 2040 - Masterworks    $14.48                    1,389
          Templeton Foreign (I)          $10.36                    8,433



     SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                       NUI CORPORATION


                                                    Richard J. O'Neill
     June 30, 1997                                  Plan Administrator


                                                       Robert F. Lurie
     June 30, 1997                                        Plan Sponsor